Issuer Free Writing Prospectus

Dated September 10, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-239961

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (877) 381-2099.

Script for Preferred Exchange Investor Presentation

Rob:

-Welcome and thank you for taking the time to listen to this presentation and for evaluating the exchange offer we have launched on our preferred shares. Thank you, as well, for continuing to be investors and important stakeholders in Ashford Trust

-Before we begin, I should mention that our presentation is supplemented in its entirety by our Registration Statement, Proxy, and other documents filed with the SEC.

-Speaker Introductions

-The purpose of this presentation is to discuss the exchange offer we launched on Sep 10th to our preferred Series D, F, G, H and I stockholders to exchange their preferred stock into either cash or common stock

- While the amount of the exchange into common shares is for any and all of the outstanding, the cash amount is limited to $30mm – which we will explain in greater detail in this presentation

-This exchange offer is part of Ashford Trust’s recapitalization plan which has become necessary given the significantly negative impact that Covid-19 has had on our business, which we will go into in more detail shortly

Rob:

-	Well diversified
-	Large size & scale
-	Strong brands
-	Mix of select & full service
-	Best in class operators
-	Well positioned for the eventual recovery, though it may be a substantial time period, as I will discuss on the next page

Rob:

-	Historical recoveries have been 3 to 4 years on a nominal basis
-	This one is much deeper and may take longer due to questions about the future of travel

Rob:

-As discussed on the prior slide, COVID-19 has made a material impact to our business and has resulted in:

1. Ashford Trust not currently making principal or interest payments on nearly all of its loans, resulting in events of default – we are currently in the process of negotiating forbearance agreements with lenders

2. Ashford Trust suspending all dividend payments on our preferred stock and common stock for Q2 2020, and we do not currently plan to pay dividends on any of our stock in the near term

-These decisions, though difficult, have been necessary in order to preserve liquidity – they have also resulted in our various preferred shares trading at a significant discount to their $25 liquidation preference, which I will discuss on the next slide

-In making the exchange offer, it is our goal to improve the capital structure of Ashford Trust to better weather the economic effects of the COVID-19 pandemic and re-set the company so that it is more sustainable, profitable and poised for growth going forward

-If not addressed today, we believe that the increasing burden of the accrued dividends owed on the preferred shares will impede the financial viability of the company

Rob:

-As I am sure you have observed, the trading performance of our preferred shares has been materially impacted since March and they now trade at a deep discount to the $25 liquidation preference per share as a result of the challenges in our business caused by the COVID-19 pandemic’s impact on the industry and the suspension of the preferred dividend

-This trading behavior has been generally consistent across all five series of preferred shares outstanding

-As of September 8th the closing prices for the preferred shares ranged between $4.22 and $5.10

-I believe these prices reflect the unfortunate reality that there are significant questions around whether or not the company will be viable unless material changes are made to its capital structure due to the negative impact of the COVID-19 crisis

-I will now ask Deric to walk through the details of the exchange offer transaction

Deric:

-Thank you Rob

-As Rob mentioned, we are offering preferred shareholders one of two choices to participate in the exchange offer, which we refer to as the Stock Option and the Cash Option

-If electing the Stock Option, an investor will receive a fixed amount of common stock per share of preferred stock as provided in the table of 5.58

-If electing the Cash Option, an investor will receive a fixed amount of cash per share of preferred stock as provided in the table of $7.75.

-The Cash Option is capped at a maximum cash outlay of $30mm. If we receive greater participation in the Cash Option over and above the Maximum Aggregate Cash Per Series as provided in the table, such oversubscribed amounts will be paid in common stock per the exchange ratio for the Stock Option

Page 9:

Deric:

-To make things a little clearer, we provide you with two hypothetical examples showing what you would receive in different scenarios

*In our first example, if you owned 100 Series D preferred shares and selected the Stock Option you would receive 558 shares of our common stock

*In the second example, if you owned 100 Series D preferred shares and selected the Cash Option and the option was not oversubscribed, you would receive $775 in cash

-As you read the terms of the exchange offer, you will note that your participation in the exchange offer also constitutes giving your consent for Ashford Trust to modify the terms of the preferred stock to allow for the automatic conversion of each share of preferred stock that is not tendered into this exchange offer into 1.74 shares of newly issued common stock. Note that if you participate in the exchange offer, you will not run the risk of being subject to this automatic conversion, which is at a lower valuation than the Stock Option in the exchange

-In order to effect this consent, the exchange is conditioned upon the participation of 66 2/3% of each series of preferred stock and 66 2/3% of the shares of common stock voting at a special meeting of our stockholders to be held on October 6, 2020

Page 10:

Deric:

-As you make your decision to participate in the exchange, we have tried to bring forward some of the major points to consider

-Starting on the left side of the page, the exchange is being offered at a premium to the pre-launch trading prices of the preferred shares for both the Stock Option and the Cash Option

-In the Stock Option, using closing prices from September 8, 2020 the value provided in the exchange is approximately $16.35 per share of preferred stock. Relative to the closing prices of the preferred stock on the same date this is a premium of $11.25 to $12.13 depending on which series of preferred stock you own

-In the Cash Option, using the closing price of the preferred stock on September 8, 2020, the option represents a premium of $2.65 to $3.53 depending on which series of preferred stock you own

-Should all preferred shareholders participate in the exchange and elect the Stock Option, the preferred shareholders would represent ownership of ~91% of the outstanding common stock, thus controlling Ashford Trust post-exchange.

-Should you choose not to participate, please keep in mind there are risks that you may face:

-If at least 66 2/3% of our preferred shareholders and common shareholders participate in the exchange, any non-participating preferred shareholders could be subject to automatic exchange of their preferred stock for 1.74 shares of common stock, a ratio that is lower than the Stock Option in the exchange

-If fewer than 66 2/3% of our preferred or common shareholders participate in the exchange, we may not be able to meet our financial obligations and would evaluate other restructuring alternatives including the sale or spin of assets, incurrence of debt senior to the preferred shares or a potential bankruptcy proceeding.

-Some of these strategies (such as selling assets) could give our advisor, Ashford Inc., the ability to terminate the company’s advisory agreement, causing the Company to owe a substantial termination fee to Ashford Inc., which we believe would be senior in liquidation preference to preferred stock

Page 11:

Deric:

-To wrap things up here, in order to participate in the exchange, we ask all preferred shareholders to instruct their brokers or custodians to submit tenders on their behalf electronically through the clearing system

-Please note that the exchange offer will expire on October 9th so please make your decisions and submissions ahead of this deadline

-Thank you for taking the time to listen to this presentation and evaluate our exchange offer. To the extent you have any questions, please do not hesitate to call any of the contacts on this page:

*RBC, our dealer manager

*DF King, our information agent, to the extent you need any of the documentation or have questions regarding submission mechanics

*And finally you may reach out to our own investor relations department

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